Exhibit 4.18

Resolutions adopted by the Board of Directors of ILOG S.A.

on February 26, 2003 relating to the grant of warrants

Authorization to issue warrants to subscribe for shares in the Company which are to be reserved for issuance to external members of the Technical Advisory Board

The Chairman reminded the Board that the December 17, 2002 Extraordinary general meeting of shareholders authorized the Board to issue warrants to subscribe for 20,000 shares in the Company reserved for issuance to Messrs Eugene Freuder, Martin Groetschel, Gilles Kahn, Ora Lassila and Ben Shneiderman entitled to 4,000 shares each, each warrant giving right to subscribe for one share of € 0.61 nominal value each. He reminded the Board that the issuance of these warrants had been deferred as required by the COB.

The Chairman informed the Board that the COB had estimated that the dilution of the capital resulting from the issuance of the warrants granted to the TAB external members was not significant and thus did not require a report from an independent expert.

Consequently, the Chairman proposed the Board to issue these warrants.

After deliberation, the Board, unanimously,

resolved to issue 4,000 warrants to subscribe for 4,000 shares in the Company each to Messrs Eugene Freuder, Martin Groetschel, Gilles Kahn, Ora Lassila and Ben Shneiderman, each warrant giving right to subscribe for one share;

Each warrant shall be issued at a price of 0.01 euro and shall give the right to subscribe for one share, nominal value 0.61 euro at a price of 4.47 euros, being the average trading closing price as quoted on the Nouveau Marché of Euronext Paris during the 10 days preceding the date of this meeting (4.48 euros), and being superior to the trading closing price as quoted on the Nouveau Marché of Euronext Paris on February 25, 2003 (4.19 euros) less the issue price, pursuant to the terms approved by the December 17, 2002 general shareholders’ meeting.

The warrants will have to be subscribed between March 5, 2003 and March 20, 2003, the subscription payment will have to be done when the subscription is completed.

The warrants are exercisable in whole or in part, at any time. In any event, the warrants must be exercised within a period of five years from the date of their issuance.

Moreover, the beneficiaries, at the time of the subscription will agree not to transfer these warrants to a third party.

resolved that the warrants shall be exercised, in whole or in part, within a 5 years period, the grant date being February 26, 2003;

granted full powers to the Chairman to notify the beneficiaries of the number of warrants to be granted to each of them and the terms and conditions of such grant.